UNITED STATES OF AMERICA

        BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                      WASHINGTON, D.C.


       In the Matter of

      ENTERGY CORPORATION                 CERTIFICATE
                                          PURSUANT TO
       File No. 70-9749                     RULE 24

(Public Utility Holding Company
         Act of 1935)



           This is to certify, pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, as amended, that for the quarterly period ended September 30, 2001, the transactions described below, which were proposed by Entergy Corporation ("Company") in the Application-Declaration on Form U-1, as amended, in the above referenced File ("Application-Declaration"), have been carried out in accordance with the terms and conditions of and for the purposes represented by the Application-Declaration and pursuant to the Order of the Securities and Exchange Commission dated April 3, 2001.

(1)  The per share purchase           None.
     and market prices for each
     sale of common stock,
     preferred stock or other
     forms of preferred or equity
     linked securities on the date
     of each sale.

(2)  The total number of              133,500 shares of common
     shares of common stock issued    stock are available for
     or available for issuance        issuance pursuant to the
     under options granted during     terms of options granted
     the reporting period.            during this period.

(3)  The number and price of,         None.
     and restrictions on, common
     shares issued in connection
     with the acquisition of
     another business.

(4)  The principal amount of,         None.
     and the terms and conditions
     associated with the issuance
     of Long-Term Debt.

(5)  The principal amount of,         None.
     and the terms and conditions
     associated with, the issuance
     of Short-Term Debt.

(6)  The notional amount and          None.
     principal terms of, and the
     counter parties to, any
     Interest Rate Hedge or
     Anticipatory Hedge entered
     into during the reporting
     period.

(7)  The name of, and amount          None.
     invested in, any new
     Financing Subsidiary.

(8)  A list of all Form U-6B-2        None.
     filings made during the
     reporting period, including
     the date of the filing.

(9)  Entergy's consolidated           Entergy's consolidated
     balance sheet and the balance    Balance Sheet is incorporated
     sheet for any company that       by reference on Form 10-Q for
     engaged in a financing           the quarterly period ended
     transaction during the           September 30, 2001.
     reporting period, each
     showing the type and
     outstanding amount of debt or
     equity, as the case may be.

(10) A calculation of                 Filed herein as Exhibit
     Entergy's debt to equity         10(b).
     ratio for the quarter ending
     September 30, 2001.



IN WITNESS WHEREOF, the Company has caused this certificate to be executed this 18th day of February, 2002.

                                       ENTERGY CORPORATION


                                 By:  /s/ Steven C. McNeal
                                        Steven C. McNeal
                                     Vice President and Treasurer